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CONTACT:  Norman R. Soland
          (612) 844-1153

DATE:     October 8, 1996


FOR IMMEDIATE RELEASE
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NASH-FINCH COMPANY AND SUPER FOOD SERVICES, INC.
ENTER INTO MERGER AGREEMENT

     Minneapolis, October 8 -- Nash Finch Company (Nasdaq: NAFC), the fourth largest public grocery wholesaler, and Super Food Services, Inc. (NYSE: SFS) today announced that they have entered into a definitive merger agreement.
The agreement calls for Nash Finch to acquire Super Food in a tender offer.
The acquisition has been approved by the boards of directors of both companies.

     Under the terms of the agreement, Nash Finch will initiate a cash tender offer for all of the outstanding shares of Super Food common stock for $15.50 per share, to be followed by a merger in which any Super Food shares remaining will be exchanged for the same cash price. Super Food has approximately 11.2 million fully diluted shares outstanding, and the tender offer is conditional, among other things, upon there being validly tendered and not withdrawn shares representing at least a majority of such fully diluted shares outstanding and upon expiration of the Hart-Scott-Rodino waiting periods.

     "This acquisition positions Nash Finch as a bigger player in the consolidating grocery business. The merger of Super Food, with fiscal 1995 sales of approximately $1.2 billion, and Nash Finch, with 1995 sales of approximately $2.9 billion, will create the third largest public grocery wholesaler in the United States. We currently expect 1997 sales of the combined companies to be approximately $4.5 billion. We also expect the acquisition to be accretive to earnings for calendar year 1997," said Al Flaten, Nash Finch president and chief executive officer. "There is no significant geographic overlap of operations. Super Food has significant market presence in Ohio, Michigan and Kentucky, while Nash Finch has especially strong operations in the Midwest and Southeast market areas. With Super Food's strengths in general merchandising and distribution of gourmet foods and Nash Finch's strengths in retail operations, produce marketing, technology and buying, we will be significantly enhancing our operational and marketing opportunities. We welcome Super Food's employees and customers to the Nash Finch family."

     "We are very pleased to be joining Nash Finch," stated Jack Twyman, chairman and chief executive officer of Super Food. "Both companies have very similar cultures and very strong customer bases. Moreover, the merger will enable us to provide an enhanced level of service for all of our customers."

     Flaten will continue to serve as president of the merged company, while Twyman will remain with the company to assist with the transition.

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     This release contains forward-looking statements that involve risks and uncertainties, and actual results may differ materially based on factors such as the results of operations of the two companies, the ability of Nash Finch to integrate successfully the operations of Super Food, the ability of Nash Finch to achieve the synergies expected to result from the acquisition, general economic conditions and other risk factors.


     Super Food Services, based in Dayton, Ohio is a wholesale grocery, distributor, supplying a complete line of food and non-food products to more than 850 retail stores in six states.

     Nash Finch is one of the largest food wholesalers in the country, supplying products to affiliated and independent supermarkets, other independent retailers and military bases in approximately 30 states. The Company also owns and operates approximately 110 supermarkets, warehouse stores and mass merchandise stores in 16 states, and a produce marketing subsidiary in California.


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